UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Regis Corporation

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

758932206

(CUSIP Number)

William Charters 5537 Newcastle Lane Calabasas, CA 91302 (925) 330-6016	Stephen Salvadore 38 Sunset Drive East Greenwich, RI 02818 (646) 320 0191	Gary Wyetzner 64 Norris Avenue Metuchen, NJ 08840 (646) 484-0540

With a copy to:

P. Rupert Russell

Shartsis Friese LLP

425 Market St., 11th Floor

San Francisco, CA

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Gary Wyetzner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 34,233
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 34,233
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1

CUSIP No. 758932206

1	NAME OF REPORTING PERSONS Stephen Salvadore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 33,470
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 35,055
PERSON WITH	9	SOLE DISPOSITIVE POWER 33,470
	10	SHARED DISPOSITIVE POWER 35,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.01%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

CUSIP No. 758932206

1	NAME OF REPORTING PERSONS Aurora Salvadore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 4,055
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14	TYPE OF REPORTING PERSON (See Instructions) IN

3

CUSIP No. 758932206
1	NAME OF REPORTING PERSONS Barbara Salvadore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 31,000
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS William Charters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 40,000
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 40,000
PERSON WITH	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 40,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 758932206	SCHEDULE 13D	Page 7 of 14

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2024 (the “Original Schedule 13D”), by Aurora Salvadore (“Aurora”), Barbara Salvadore (“Barbara”), Gary Wyetzner (“Gary”), Stephen Salvadore (“Stephen”), and William Charters (“Charters”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

The Original Schedule 13D is amended and supplemented to add the following information:

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of common stock (the “Shares”) of Regis Corporation, a Minnesota corporation (the “Company”).

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”): Gary Wyetzner, Stephen Salvadore, Aurora Salvadore, Barbara Salvadore and William Charters, each of whom is a United States citizen.

(b) The business address of Mr. Wyetzner is 64 Norris Avenue, Metuchen, NJ 08840. The business address of Stephen Salvadore, Aurora Salvadore and Barbara Salvadore is 38 Sunset Drive, East Greenwich, RI 02818. The business address of Mr. Charters is 5537 Newcastle Lane, Calabasas, CA 91302.

(c) The principal occupation of Mr. Wyetzner is as an independent financial strategist. The principal occupation of Mr. Salvadore is as a venture capitalist. The principal occupation of Aurora Salvadore is as an interior designer. Barbara Salvadore is retired, and has no principal occupation. The principal occupation of Mr. Charters is an investor.

(d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.

(f) The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $3,119,030. The total amount of funds used by Gary to make all purchases of Shares he beneficially owns, as reported in Item 5(a,b) was approximately $584,654. The total amount of funds used by Stephen to make all purchases of Shares he beneficially owns, as reported in Item 5(a,b) was approximately $623,563. The total amount of funds used by Aurora to make all purchases of Shares she beneficially owns, as reported in Item 5(a,b) was approximately $95,900. The total amount of funds used by Barbara to make all purchases of Shares she beneficially owns, as reported in Item 5(a,b) was approximately $576,274. The total amount of funds used by Charters to make all purchases of Shares he beneficially owns, as reported in Item 5(a,b) was approximately $1,238,639. The source of funds for purchases of Shares by each of the Reporting Persons is the personal funds of the applicable Reporting Person.

Item 4. Purpose of Transaction

Pursuant to the Original Schedule 13D, the Reporting Persons together represented a reporting group (the “Reporting Group”). Since the filing of the Original Schedule 13D, the Reporting Persons assisted the Company by encouraging changes in its organization and function, thereby promoting future profitability. The Company adopted changes suggested by the Reporting Persons, and has since seen an improvement in its performance. In a letter to the Company dated July 16, 2024 and attached as Exhibit 99.3 to this Amendment, the Reporting Persons made note of these improvements, and stated the financial and operating concerns that prompted the formation of the Reporting Group have been alleviated. Each of the Reporting Persons has terminated the Reporting Group to demonstrate support for the Company and its management in such letter.

In a Memorandum of Understanding dated July 16, 2024 and attached as Exhibit 99.4 to this Amendment, each of the Reporting Persons expressly terminated and disclaimed membership in the Reporting Group. In so doing, the Reporting Persons hoped to indicate support for management and the board of directors of the Company. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Group.

The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, to the extent that any Reporting Person acquires more than five percent beneficial ownership of the Shares issued by the Company, such Reporting Person would file a new Schedule 13D or Schedule 13G, as applicable, on an independent basis.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by the Reporting Persons named herein is based upon 2,279,948 Shares outstanding as of April 26, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2024.

As of the close of business on the date hereof, Mr. Wyetzner individually beneficially owned 34,233 Shares, constituting approximately 1.50% of all of the outstanding Shares.

As of the close of business on the date hereof, Mr. Salvadore individually beneficially owned 33,470 Shares, constituting approximately 1.47% of all of the outstanding Shares.

As of the close of business on the date hereof, Aurora Salvadore individually beneficially owned 4,055 Shares, constituting approximately 0.18% of all of the outstanding Shares.

As of the close of business on the date hereof, Barbara Salvadore individually beneficially owned 31,000 Shares, constituting approximately 1.36% of all of the outstanding Shares.

Mr. Salvadore may be deemed to beneficially own the 4,055 Shares held by Aurora Salvadore and the 31,000 Shares held by Barbara Salvadore by virtue of his position as investment manager of the accounts holding such Shares.

As of the close of business on the date hereof, Mr. Charters individually beneficially owned 80,000 Shares, constituting approximately 3.51% of all of the outstanding Shares.

The Reporting Persons, in aggregate, beneficially own 182,758 Shares, constituting approximately 8.0% of the outstanding Shares.

(b) Mr. Wyetzner has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, 34,233 Shares held by Mr. Wyetzner.

Mr. Salvadore has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 33,470 Shares held by Mr. Salvadore. Mr. Salvadore has shared power with Aurora Salvadore (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,055 Shares held by Aurora Salvadore. Mr. Salvadore has shared power with Barbara Salvadore (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 31,000 Shares held by Barbara Salvadore.

Mr. Charters has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, 40,000 Shares held by Mr. Charters. Mr. Charters has shared power with Ms. Julie N. Charters (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 40,000 Shares held by KLD Capital, a California partnership owned in its entirety by Mr. Charters and Ms. Julie N. Charters.

(c) During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Exhibit 99.2 hereto.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) On July 16, 2024 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to that certain Memorandum of Understanding dated July 16, 2024 and attached as Exhibit 99.4 to this Amendment, each of the Reporting Persons terminated their membership in the Reporting Group and confirmed that they will not acquire 4.95% or more of the outstanding Shares issued by the Company.

Item 7. Material to be filed as Exhibits

Exhibit 99.1 Joint Filing Agreement dated January 9, 2024 by and between the Reporting Persons (incorporated by reference from Exhibit 99.1 to the Original Schedule 13D)

Exhibit 99.2 Transactions in the Shares effected in the past 60 days

Exhibit 99.3 Letter to the Company dated July 16, 2024

Exhibit 99.4 Memorandum of Understanding dated July 16, 2024

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CUSIP No. 758932206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: July 16, 2024

/s/ Gary Wyetzner
GARY WYETZNER

/s/ Stephen Salvadore
STEPHEN SALVADORE

/s/ Aurora Salvadore
AURORA SALVADORE

/s/ Barbara Salvadore
BARBARA SALVADORE

/s/ William Charters
WILLIAM CHARTERS

5

CUSIP No. 758932206

EXHIBIT 99.2

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Date	Buy/Sell	Security	Approximate Price Per Share [1,2]	Amount of Shares Bought/(Sold)[3]

Gary Wyetzner

5/22/2024	Buy	Common Stock	$5.29	825
5/23/2024	Buy	Common Stock	$5.17	200
5/24/2024	Buy	Common Stock	$4.93	1101
5/29/2024	Buy	Common Stock	$4.47	95
6/3/2024	Buy	Common Stock	$4.30	146
6/5/2024	Buy	Common Stock	$4.20	60
6/6/2024	Buy	Common Stock	$4.25	50
6/7/2024	Buy	Common Stock	$3.97	160

Stephen Salvadore

05/23/2024	BUY	Common Stock	$5.36	1,000
05/24/2024	BUY	Common Stock	$5.24	500

William Charters

05/22/2024	BUY	Common Stock	$5.30	4,000
05/23/2024	BUY	Common Stock	$5.36	1,000
07/08/2024	SELL	Common Stock	$23.68	5,000

KLD Capital4

05/17/2024	BUY	Common Stock	$5.68	3,000
07/08/2024	BUY	Common Stock	$23.68	5,000

1 Split-adjusted.

2 Excluding any brokerage fees.

3 Split-adjusted.

4 A partnership owned in its entirety by William Charters and Julie N. Charters.

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CUSIP No. 758932206

EXHIBIT 99.3

Letter to the Company dated July 16, 2024

July 16, 2024

Regis Corporation

3701 Wayzata Boulevard

Minneapolis, MN 55416

Attention: David J. Grissen, Chairman of the Board of Directors

Dear Mr. Grissen,

We are writing to congratulate you, the board of directors (the “Board”) of the Regis Corporation (the “Company”) management team for an incredible shareholder-friendly resolution to the Company’s strategic alternatives initiative. We are also excited that the strategy alluded to in the last press release includes some of the ideas that we have communicated to the Board. With a solid balance sheet and a focused management team, the Company is now in a position to execute its business plan and create significant shareholder value.

It is important that the Company complete its transition to a franchise-only concept by continuing to cut unnecessary costs and streamline operations. Financial discipline is imperative. At the same time, management needs to leverage its scale to help franchisees differentiate themselves by identifying partners to embrace the latest technologies. We are excited about the first positive signs of the Zenoti roll-out which has resulted in a large increase in positive google reviews across all concepts and a noticeable increase in salon ratings. We are further excited about the Company’s use of technology for stylist training which we believe is superior, more cost effective, and will only get better over time. We believe the recent improvements in computer vision, augmented reality, and artificial intelligence technology opens many doors for full-service salon chains like the Company to use its scale to create a new and exciting experience that increases customer stickiness and creates multiple avenues for increased revenue.

We also believe management’s back to basics initiative, requiring a consistent experience at all locations, should improve the value of the Company’s brands and drive revenue growth as best practices are adopted throughout the system.

It is important that the Board follows its guidelines and refreshes itself accordingly to encourage new operational ideas. We also believe the best way for the Company to reach its potential is a management compensation package tilted towards equity. That said, the Board has done an amazing job in refinancing and positioning the Company for success.

Given recent events, we feel our financial and operating concerns have been alleviated. As such, we have terminated our reporting group that holds approximately 8% of the Company’s outstanding shares as of this date, as we are currently aligned with the Board and Company management and wish to express our support for the Company and the Board. We intend to pursue our individual investment strategies and plan to do so without being constrained by the Company’s current poison pill.

Sincerely,

William Charters,

Stephen Salvadore,

Aurora Salvadore,

Barbara Salvadore, and

Gary Wyetzner

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CUSIP No. 758932206

EXHIBIT 99.4

Memorandum of Understanding dated July 16, 2024

July 16, 2024

Memorandum of Understanding

As of the date first written above, each of the undersigned expressly terminates and disclaims their respective membership in any reporting group pursuant to Section 13(d) of the Securities and Exchange Act of 1934. A copy of this memorandum will be attached to an amendment to that Schedule 13D filed with the Securities and Exchange Commission on January 9, 2024 by Gary Wyetzner (“Gary”), Stephen Salvadore (“Stephen”), Aurora Salvadore (“Aurora”), Barbara Salvadore (“Barbara”) and William Charters (“Charters”) reflecting such change of status (the “Schedule 13D”). The amendment to the Schedule 13D will constitute an exit filing for the reporting group.

Stephen represents and warrants that (i) he has the authority to execute and deliver this Memorandum of Understanding (this “Memorandum”) on behalf of Aurora and Barbara, and (ii) that Stephen’s signature represents the execution of this Memorandum by Stephen, Aurora and Barbara, each in their individual capacity, to each of the following documents: (A) this Memorandum, and (B) Amendment No. 1 to that Schedule 13D filed with the Securities and Exchange Commission on January 9, 2024 by Aurora, Barbara, Gary, Stephen, and Charters, to be filed as of this date.

Each of the undersigned expressly affirms that he or she will not, individually or together with the other signatories hereto, (i) acquire beneficial ownership of 4.95% or more of the Common Shares without approval of the Board, and, (ii) enter into any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company (except in the case that such actions would not deem such person to be a “Beneficial Owner” or have “beneficial ownership” pursuant to Section 1(f)(iii) of that Tax Benefits Preservation Plan dated January 29, 2024 between the Company and Equiniti Trust Company, LLC).

[Signature page follows]

8

CUSIP No. 758932206
/s/ Gary Wyetzner
GARY WYETZNER

/s/ Stephen Salvadore
STEPHEN SALVADORE

/s/ William Charters
WILLIAM CHARTERS